EXHIBIT 99.5

Rio Tinto

Notice to ASX

Bank of America Metals & Mining Conference

12 May 2020

Rio Tinto chief executive J-S Jacques is presenting today at the Bank of America Metals & Mining Conference.

The presentation is attached and will also be available at riotinto.com/presentations – along with details for the audio webcast and replay.

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Steve Allen
Company Secretary

Rio Tinto plc
6 St James's Square
London SW1Y 4AD
United Kingdom

T +44 20 7781 2000
Registered in England
No. 719885

Tim Paine
Joint Company Secretary

Rio Tinto Limited
Level 7, 360 Collins Street
Melbourne 3000
Australia

T +61 3 9283 3333
Registered in Australia
ABN 96 004 458 404

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J-S Jacques Chief Executive Bank of America Metals, Mining & Steel conference, 12-13 May

Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This document, including but not limited to all forward looking figures, contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Examples of forward-looking statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty. In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof. 2 ©2020, Rio Tinto, All Rights Reserved

As pioneers in mining and metals we produce materials essential to human progress Fe Cu Al Ni Li Perform & Transform Perform today Transform for tomorrow Portfolio Performance People Partners 3 ©2020, Rio Tinto, All Rights Reserved

Robust performance 1Q20 2019 2016-2019 All assets are 24% 18% operating ROCE Average ROCE $5.5bn $18bn $5-6bn Capital investment Capital investment Capex for 2020, down from $7bn 73m t $7.6bn $23bn Iron ore shipments, +5% YoY Taxes and royalties paid Taxes and royalties paid 324-334m t $17.2bn $67bn Iron ore shipment target for 2020, Supplier payments* Supplier payments* on 100% basis $3.7bn $11.9bn $36bn Dividend paid in April Dividends and buy backs Dividends and buy backs 4 *including share of joint ventures and associates ©2019, Rio Tinto, All Rights Reserved ©2020, Rio Tinto, All Rights Reserved

Geopolitics the dominant scenario force today The economic recovery post Covid-19 has many possible shapes Society Technology Geopolitics 5 ©2020, Rio Tinto, All Rights Reserved

Enhance resilience, strengthen partnerships and continue to adapt Resilience Partnerships Agile Strong balance sheet Access to resources Covid-19 tactical response Disciplined capital allocation Technology and R&D Rio Tinto post Covid-19 Access to markets Risk sharing New approach to growth Value over volume Climate change Market opportunities Major hazards and critical risks Communities People skills and capabilities 6 ©2020, Rio Tinto, All Rights Reserved

Financial, operational and commercial resilience Strong balance sheet & capital discipline A well tested and successful framework Access to markets Iron ore to China, aluminium across North America Value over volume Free cash flow per share. Low operating costs People Health, safety & well being. Skills of the future Understanding and managing critical risks Supply chains, physical risk at assets and projects, climate action 7 ©2020, Rio Tinto, All Rights Reserved

Partnerships across the industry value chain to drive success Access to resources Exploration JV’s including MinMetals in China Technology development and R&D Elysis, Baowu/Tsinghua, Komatsu, Caterpillar Risk sharing Oyu Tolgoi Supply chain partnerships Elysis and Baowu/Tsinghua Communities and society TAFE, ICMM, Royal Flying Doctor Service 8 ©2020, Rio Tinto, All Rights Reserved

Adapt in a fast moving environment Covid-19 All assets are operating. Implemented social distancing, roster changes, screening, hygiene controls and mitigate impact on projects. Business model post Covid-19 Global and regional supply chains. Support for assets. Commercial agility New ways of investing Stage-gate projects, start small but with embedded optionality for growth. Yielding quicker cash flows to shareholders, communities and government Market opportunities Watching brief on M&A. Collaborations for market access, exploration and project development 9 ©2020, Rio Tinto, All Rights Reserved

$36bn cash returns since 2016 including $3.9bn paid in 1H 2020 $3.7bn $9bn $19bn + Sustaining capex Ordinary and special 2019 final dividend dividends paid paid in April 2020 43% 3 4 average EBITDA $50bn bn margin1 operating cash flows $9bn $62 $4bn Development capex Buy-backs 28% 18% + $12bn of cash TSR2 average ROCE1 divestments (2016-2019) 4 $9bn $12bn Buy-backs and special + $0.2bn Reduction in net debt dividends from disposals Buy-backs 1 Average EBITDA margin and average ROCE from 2016- 2019. Return on Capital Employed (ROCE) is defined as underlying earnings before net interest divided by average capital employed (operating assets before net debt). 2 Total Shareholder Return (TSR) is the CAGR from 1 January 2016 to December 2019. 3 Excludes $0.9 billion payment of capital gains tax on disposal of coking coal assets in 2018. 4 $11.5 billion reduction in net debt is the cash movement and is offset by a $1.3 billion increase in non-cash movements. This results in a $9.9 billion reduction in net debt from $13.8 billion at the end of 2015 to $3.7 billion at the end of 2019. Numbers have been rounded to the nearest $ billion. 10 ©2020, Rio Tinto, All Rights Reserved